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                      April 10, 2024

       Anton Mikhalev
       Chief Executive Officer and Chief Financial Officer
       Tanico Inc.
       387 Whitby Shores Greenway
       Whitby, ON
       L1N 9R6 Canada

                                                        Re: Tanico Inc.
                                                            Form 10-K for the
Fiscal Year ended September 30, 2023
                                                            File No. 333-261643

       Dear Anton Mikhalev:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology